EXHIBIT 99.4: PRESS RELEASE
LDK Solar Reports Financial Results for Third Quarter 2008
Xinyu City, China and Sunnyvale, California, November 19, 2008 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the third quarter ended September 30, 2008.
All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Third Quarter 2008 Financial Highlights:
•	Revenue of $541.8 million, up 22.7% quarter-over-quarter;

•	Annualized wafer production capacity reached 1.2 GW by end the quarter;

•	Signed 14 long-term wafer supply agreements year-to-date;

•	Total wafer shipments increased 31.8% to 252.7 MW during the quarter;

•	Gross profit margin for the quarter was 22.7%; and

•	Completed a follow-on offering of 4.8 million American depositary shares (“ADSs”), further enhancing LDK Solar’s resources for accelerated expansion plans.
Net sales for the third quarter of fiscal 2008 were $541.8 million, up 22.7% from $441.7 million for the second quarter of fiscal 2008, and up 241.4% from $158.7 million for the third quarter of fiscal 2007.
Gross profit for the third quarter of fiscal 2008 was $122.9 million, up 9.5% from $112.3 million for the second quarter of fiscal 2008, and up 151.3% from $48.9 million for the third quarter of fiscal 2007. Gross profit margin for the third quarter of fiscal 2008 was 22.7% compared to 25.4% in the second quarter of fiscal 2008 and 30.8% in the third quarter of fiscal 2007. Operating profit for the third quarter of fiscal 2008 was $107.8 million, up 7.5% from $100.3 million for the second quarter of fiscal 2008, and up 149.6% from $43.2 million for the third quarter of fiscal 2007. Operating profit margin for the third quarter of fiscal 2008 was 19.9% compared to 22.7% in the second quarter of fiscal 2008 and 27.2% in the third quarter of fiscal 2007.
Income tax expense for the third quarter of fiscal 2008 was $13.8 million, compared to income tax expense of $13.3 million in the second quarter of fiscal 2008.
Net income for the third quarter of fiscal 2008 was $88.4 million, or $0.77 per diluted ADS, compared to net income of $149.5 million, or $1.29 per diluted ADS for the second quarter of fiscal 2008.
LDK Solar ended the third quarter of fiscal 2008 with $347.8 million in cash and cash equivalents and $115.0 million in short-term pledged bank deposits.
On September 24, 2008, LDK Solar closed a follow-on offering of 4,800,000 ADSs, resulting in net proceeds of $192.4 million from the offering. As disclosed in the prospectus, LDK Solar expects to use approximately 60% of the net proceeds to fund the construction of its polysilicon manufacturing plant, approximately 30% to fund the capacity expansion of its wafer production facilities and the remaining 10% to fund other general corporate activities.
“We are pleased to deliver strong third quarter financial results as we continue to experience robust demand and significant growth of our business,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Total revenue this quarter was at the high end of our previously released guidance. During the quarter, we also successfully completed a secondary share offering which resulted in net proceeds of approximately $192.4 million. As a result, we believe that we are well positioned with sufficient resources to fund our current growth plans through 2009. Our market leadership position is strengthened by our accelerated execution of our wafer capacity expansion, strong wafer supply contract backlog, and our geographically diverse customer base.”
“The plant commissioning process for the 1,000 MT polysilicon plant has progressed and all stations are now fully operational. Based upon the current status of the commissioning and testing phase, we expect polysilicon output in early December 2008 and estimate 2008 production to be between 15 MT and 25 MT. We anticipate a smaller than previously expected polysilicon output in 2008 as we have committed more time to industry safety and environmental protection measures. We have made considerable progress on our construction schedule for both plants and remain confident in the timeline for the construction of our 15,000 MT polysilicon plant, where we currently expect the first 5,000 MT train to be operational at the end of first quarter or the beginning of the second quarter 2009. We remain confident that we will produce between 5,000 and 7,000 MT of polysilicon in 2009,” continued Mr. Peng.

“As we look ahead, our business will not be immune to the current global economic downturn. However, given the strength of our business model, conservative financial management, and our strong cash position, we remain confident in our long-term growth opportunities, and in our ability to succeed and to continue our role in driving the solar industry forward,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the fourth quarter of fiscal 2008, LDK Solar estimates its revenue to be in the range of $555 million to $565 million with wafer shipments between 260 MW to 270 MW and gross margin between 18% and 21%. By the end of fiscal 2008, LDK Solar currently expects to:
•	Reach an annualized wafer production capacity of 1.4 GW; and

•	Produce 15 to 25 MT of polysilicon.
For the full year of fiscal 2009, LDK Solar currently estimates:
•	Revenue to be in the range of $2.9 billion to $3.1 billion;

•	Wafer shipments in the range of 1.80 GW to 1.85 GW;

•	Annualized wafer production capacity to be 2.3 GW by the end of 2009;

•	Gross margin between 26% and 31%; and

•	Production of between 5,000 and 7,000 MT of polysilicon in 2009.
Conference Call Details
The LDK Solar Third Quarter 2008 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on November 19, 2008. To listen to the live conference call, please dial 800-366-7417 (within U.S.) or 303-205-0033 (outside U.S.) at 7:50 a.m. ET on November 19, 2008. An audio replay of the call will be available to investors through November 23, 2008 by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11122228#.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	9/30/2008	6/30/2008
Assets
Current assets
Cash and cash equivalents	347,762	83,742
Pledged bank deposits	115,028	261,934
Trade accounts receivable, net	40,286	34,964
Inventories	702,314	656,202
Prepayments to suppliers	294,855	253,806
Other current assets	47,800	48,830
Deferred income tax assets	1,965	1,307

Total current assets	1,550,010	1,340,785
Property, plant and equipment, net	1,138,539	705,784
Deposits for purchases of property, plant and equipment	301,252	222,400
Intangible asset, net	1,074	1,103
Land use rights	97,818	78,946
Inventories to be processed beyond one year	7,678	10,529
Prepayments to suppliers expected to be utilized beyond one year	22,082	20,538
Pledged bank deposits — non-current	49,476	33,444
Debt issuance costs, net	9,657	10,530
Investment in an associate	2,579	3,196
Deferred income tax assets	1,052	596

Total assets	3,181,217	2,427,851

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings and current portion of long-term bank borrowings	451,940	375,634
Trade accounts payable	59,165	67,003
Advance payments from customers	342,879	242,962
Accrued expenses and other payables	326,395	166,994
Income tax payable	5,023	5,293
Other financial liabilities	500	6,213

Total current liabilities	1,185,902	864,099
Long-term bank borrowings, excluding current portions	159,465	99,158
Convertible senior notes	400,000	400,000
Advance payments from customers — non-current	434,303	364,706
Other liabilities	2,172	2,252

Total liabilities	2,181,842	1,730,215
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 113,501,049 and 107,228,033 shares issued as of September 30 and June 30, 2008, respectively; 113,109,250 and 106,478,033 shares outstanding as of September 30 and June 30, 2008, respectively	11,311	10,648
Additional paid-in capital	441,913	238,555
Statutory reserve	18,697	18,697
Accumulated other comprehensive income	93,610	84,340
Retained earnings	433,844	345,396

Total shareholders’ equity	999,375	697,636
Total liabilities and shareholders’ equity	3,181,217	2,427,851

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	9/30/2008	6/30/2008
Net sales	541,819	441,665
Cost of goods sold	(418,906)	(329,372)

Gross profit	122,913	112,293
Selling expenses	(1,567)	(599)
General and administrative expenses	(10,904)	(10,956)
Research and development expenses	(2,648)	(437)

Total operating expenses	(15,119)	(11,992)

Income from operations	107,794	100,301
Other income/(expenses):
Interest income	1,872	1,698
Interest expense and amortization of debt issuance costs	(10,612)	(10,197)
Foreign currency exchange (loss) / gain, net	(1,617)	5,823
Government subsidies	5,431	4,347
Change in fair value of prepaid forward contracts	—	60,028
Others	(641)	856

Earnings before income tax	102,227	162,856
Income tax expenses	(13,779)	(13,322)

Net income available to ordinary shareholders	88,448	149,534

Net income per ADS, Diluted	$0.77	$1.29

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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